PE 1/2/2015



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



15005810

March 5, 2015

Daniel L. Heard
Kutak Rock LLP
daniel.heard@kutakrock.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-5-15

Re: Windstream Holdings, Inc.
Incoming letter dated January 2, 2015

Dear Mr. Heard:

This is in response to your letters dated January 2, 2015, February 18, 2015 and February 21, 2015 concerning the shareholder proposal submitted to Windstream by Kenneth Steiner. We also have received letters on the proponent's behalf dated February 18, 2015 and February 23, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 5, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Windstream Holdings, Inc.
Incoming letter dated January 2, 2015

The proposal asks the board to take the steps necessary (unilaterally if possible) to amend the bylaws and each appropriate governing document to give holders in the aggregate of 20% of the company's outstanding common stock the power to call a special shareowner meeting.

There appears to be some basis for your view that Windstream may exclude the proposal under rule 14a-8(i)(10). We note your representation that the board has approved, and will submit for a shareholder vote at the upcoming annual meeting, an amendment to the company's certificate of incorporation and bylaws to permit shareholders who have held at least a 20% net-long position in the company's outstanding common stock for at least one year to call a special meeting. Accordingly, we will not recommend enforcement action to the Commission if Windstream omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Luna Bloom
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 23, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Windstream Holdings, Inc. (WIN)
Special Shareholder Meeting
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 2, 2015 company request concerning this rule 14a-8 proposal.

The company makes a poor claim that it has implemented this proposal since it has added onerous restrictions to the shareholder proposal. 50% of shareholders could be disqualified from participation in a call for a special meeting via the company one-year holding period. The basis for the 50% figure is that the average holding period for stocks in general is less than one-year according to "Stock Market Investors Have Become Absurdly Impatient."

The company draft proposal exhibit requires "one or more **stockholders of record** [emphasis added] who have continuously held at least 20% 'net long position' of our outstanding common stock for at least one year prior to the date such request is delivered to Windstream's Corporate Secretary." This provision seems to be at least vague in addressing the majority of shareholders who are in the following category according to rule 14a-8 text – "if like many shareholders you are not a registered holder." Also "Stockholder of record is the name of an individual or entity that an issuer carries in its shareholder register as the registered holder (not necessarily the beneficial owner) of the issuer's securities," according to Wikipedia. Thus shareholders who hold their company stock in a brokerage account are potentially excluded by the company from participation in the 20% of shareholders specified in the rule 14a-8 proposal.

The rule 14a-8 proposal does not prohibit shareholders from calling a special meeting for 25% of the year and allow management to use up another 25% of the year by simply stalling. The rule 14a-8 proposal does not require shareholders to provide 2 verifications of their qualifications to be counted as part of the 20% aggregate to call a special meeting through any provision like this company text: "Requesting stockholders must update and supplement their requests so that the information previously provided to Windstream is true and correct as of the record date."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

John P. Fletcher <john.fletcher@windstream.com>

KUTAK ROCK LLP

SUITE 2000
124 WEST CAPITOL AVENUE
LITTLE ROCK, ARKANSAS 72201-3706

501-975-3000
FACSIMILE 501-975-3001

www.kutakrock.com

NORTHWEST ARKANSAS OFFICE

SUITE 200
THE BREWER BUILDING
234 EAST MILLSAP ROAD
FAYETTEVILLE, ARKANSAS 72703-4099
479-973-4200

ATLANTA
CHICAGO
DENVER
FAYETTEVILLE
IRVINE
KANSAS CITY
LOS ANGELES
MINNEAPOLIS
OKLAHOMA CITY
OMAHA
PHILADELPHIA
RICHMOND
SCOTTSDALE
SPOKANE
WASHINGTON, D.C.
WICHITA

DANIEL L. HEARD
daniel.heard@kutakrock.com
(501) 975-3000

February 21, 2015

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Windstream Holdings, Inc. – Second Supplemental Response Letter Regarding Shareholder Proposal of Mr. Kenneth Steiner

Ladies and Gentlemen:

On January 2, 2015, we submitted a letter (the "No-Action Request") on behalf of our client, Windstream Holdings, Inc., a Delaware corporation (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") that the Company intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders (collectively, the "2015 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Mr. Kenneth Steiner through his designated proxy, Mr. John Chevedden (together, the "Proponent"). The Proposal requested the Company's Board of Directors "take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 20% of our outstanding common stock the power to call a special shareowner meeting."

The No-Action Request indicated our belief that the Proposal should be excluded from the 2015 Proxy Materials because the inclusion of the Windstream-Sponsored Proposal (as described and defined in the No-Action Request) in the 2015 Proxy Materials would substantially implement the Proposal to the greatest extent allowed by applicable law and the Company's governing documents, thereby rendering the Proposal excludable as moot under Rule 14a-8(i)(10).

Since the original submission of the Proposal to the Company, and most recently in a letter to the Staff on February 18, 2015, the Proponent has attempted to amend the Proposal by adding the requirement that stockholders have unfettered rights to call a special meeting—so long as 20% of stockholders requested the meeting. Amending a shareholder proposal after the deadline for submission has passed is impermissible under Staff guidance and Rule 14a-8(e). The Proponent also seems to claim that the Company is not permitted to exercise discretion in implementing the Proposal. Specifically, the

Proponent alleges that (1) requiring a one-year holding period, and (2) applying certain restrictions regarding the timing of a stockholder's request for a special meeting do not substantially implement the Proposal. Staff guidance regarding the standard of substantial implementation and Rule 14a-8(i)(10) state otherwise. Finally, the Proponent misrepresented the contents of the Windstream-Sponsored Proposal in his February 18, 2015 letter to the Staff, as discussed further below.

BASIS FOR SUPPLEMENTAL LETTER

1. ***The Proponent's revisions to the Proposal are not minor in nature and should be excluded under Rule 14a-8(e).***

The Company objects to the Proponent's attempt to revise the Proposal by placing requirements on its implementation that were not included when it was originally submitted to the Company. Such impermissible revisions constitute an entirely new set of requirements, as well as creating a continuously moving target for the Company in an attempt to prevent the Company from substantially implementing the Proposal. Simply put, if the Proponent had specific design features in mind for the Proposal, he should have included them in his original submission.

Having seen that the Board achieved the exact objective of the Proposal by approving the inclusion of the Windstream-Sponsored Proposal in the Company's 2015 Proxy Materials, which "enable[s] stockholders holding 20% or more of our outstanding common stock to call a special meeting under certain circumstances," the Proponent has sought to salvage the Proposal by substantively changing it to request that the Company satisfy new requirements in its implementation. The Staff stated in *Staff Legal Bulletin No. 14* (July 13, 2001) that a proponent may not revise a proposal to avoid its exclusion unless the revisions "are minor in nature and do not alter the substance of the proposal." The Proponent's revisions patently fail to meet this standard. Responding to the merits of the Proponent's revisions, which are not minor in nature, would be an entirely different undertaking from the one that that the Company has already completed in response to the Proposal. The Proponent's new requirements significantly alter the substance of the Proposal within the meaning of *Staff Legal Bulletin No. 14* and, therefore, cannot be considered minor.

The practical effect of the Proponent's revisions is that he is essentially withdrawing the Proposal and submitting an entirely new one, well after the deadline for submitting shareholder proposals to the Company has passed. For that reason, the revised Proposal is excludable under Rule 14a-8(e). The various deadlines imposed by Rule 14a-8 exist for a reason—to provide companies time to process, respond to and seek no-action relief regarding shareholder proposals. Companies should not be expected to undertake the burdensome effort that would be required to keep up with shareholder proposals that evolve after the submission deadline.

2. ***The Company is within its power to exercise discretion in determining how to implement the Proposal.***

The Staff has routinely permitted exclusion under Rule 14a-8(i)(10) where a company has satisfied the "essential objectives" of the proposal, even where the company exercised discretion in determining how to implement the proposal. *See, e.g., Hewlett-Packard Co.* (Dec. 11, 2007) (proposal requesting that the board permit stockholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit stockholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at the annual meeting); *McKesson Corporation* (Apr. 8, 2011) (finding that a company proposal to eliminate certain supermajority provisions in their entirety and to reduce the voting threshold of other provisions to a majority of outstanding shares constituted substantial implementation of a majority-of-votes-cast proposal); *Exelon Corp.* (Feb. 26, 2010) (permitting exclusion of a shareholder proposal that requested the company prepare a report regarding political contributions when the company had adopted a policy that implemented the essential portions of the shareholder proposal); *ConAgra Foods, Inc.* (July 3, 2006) (permitting exclusion of a shareholder proposal requesting publication of a sustainability report when the company had posted an online report on the topic of sustainability); *Johnson & Johnson* (Feb. 17, 2006) (permitting exclusion of a shareholder proposal that requested the company verify employment legitimacy of all employees when the company had verified such legitimacy in accordance with the standards required by applicable laws); and *Talbots Inc.* (Apr. 5, 2002) (permitting exclusion of a shareholder proposal requesting that the company implement a corporate code of conduct based on International Labor Organization ("ILO") human rights standards where the company had already implemented a code of conduct addressing similar topics but not based on ILO standards).

The Proponent objects to the Windstream-Sponsored Proposal's requirement that stockholders requesting a special meeting hold the requisite stock ownership percentage for a one-year period. This limitation is intended to ensure those stockholders requesting a special meeting, rather than merely benefitting their own transitory interest, share the same long-term positive economic interest in the Company's affairs as the majority of stockholders. The Proponent also objects to the Windstream-Sponsored Proposal placing various exceptions and timing mechanisms intended to avoid the substantial cost and disruption that would result from holding multiple special stockholder meetings over a short period of time, or holding such meetings so close to the Company's annual meeting of stockholders as to make a separate meeting cost prohibitive, duplicative and unnecessary. These types of practical limitations are commonplace accompaniments to bylaw and charter amendments enabling stockholders to call special meetings and are not inconsistent with the essential objective of the Proposal. Accordingly, the Company believes including these conditions is a reasonable implementation of the Proposal and does not alter the essential objective of the Proposal.

The Staff has repeatedly found that companies substantially implemented shareholder proposals in accordance with Rule 14a-8(i)(10) when the company exercised discretion in determining how to implement the proposal but had otherwise satisfied the essential objective of the proposal. The Windstream-Sponsored Proposal will fully implement the precise language of the Proposal, and the Company, in exercising its discretion in implementing the Proposal, has not altered its essential objective.

3. ***The Proponent has misrepresented the contents of the Windstream-Sponsored Proposal to the Staff.***

In the letter to Staff dated February 18, 2015, the Proponent asserted the following: "And shareholders must provide 2 verifications of their qualifications to be counted as part of the 25% aggregate to call a special meeting." This statement clearly misrepresents the contents of the Windstream-Sponsored Proposal, as its proposed amendment to the charter and bylaws would only require a minimum threshold of stockholders holding in the aggregate 20% of common stock to call a special meeting of stockholders, the identical percentage requested by the Proposal.

CONCLUSION

Based on the analysis contained in the No-Action Request and the foregoing analysis, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Securities and Exchange Commission if the Company excludes the Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8. In accordance with Rule 14a-8(j), a copy of this supplemental letter is being sent on this date to the Proponent.

Should you have any questions or require addition information, please do not hesitate to contact me via telephone at (501) 975-3133 or by e-mail at daniel.heard@kutakrock.com.

Thank you for your consideration.

Respectfully Submitted,



Daniel L. Heard

cc: John P. Fletcher
Executive Vice President & General Counsel
Windstream Holdings, Inc.

John Chevedden

February 18, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Windstream Holdings, Inc. (WIN)
Special Shareholder Meeting
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the vague January 2, 2015 company request concerning this rule 14a-8 proposal.

The company makes a poor claim that it has implemented this proposal since it has added onerous restrictions to the shareholder proposal. 50% of shareholders could be disqualified from participation in a call for a special meeting via the company one-year holding period. The basis for the 50% figure is that the average holding period for stocks in general is less than one-year according to "Stock Market Investors Have Become Absurdly Impatient."

Shareholders are prohibited from calling for a special meeting for 25% of the year and management can use up 25% of the year by simply stalling. And shareholders must provide 2 verifications of their qualifications to be counted as part of the 25% aggregate to call a special meeting.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

John P. Fletcher <john.fletcher@windstream.com>

[WIN: Rule 14a-8 Proposal, November 2, 2014]

Proposal 4 – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 20% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Delaware law allows 10% of shareholders to call a special meeting and dozens of companies have adopted the 10% threshold. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This is also important because there could be a 15-month span between our annual meetings. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Vanguard sent letters to 350 of its portfolio companies asking them to consider providing the right for shareholders to call a special meeting.

A shareholder right to call a special meeting and to act by written consent and are 2 complimentary ways to bring an important matter to the attention of both management and shareholders outside the annual meeting cycle. A shareholder right to call a special meeting to can also help equalize our absence of provisions for shareholders to act by written consent.

Please vote to enhance shareholder value:

Special Shareowner Meetings – Proposal 4

Draft Proposal Regarding Stockholders' Ability to Call Special Meetings

---

PROPOSAL NO. __
AMENDMENT TO THE WINDSTREAM CERTIFICATE AND WINDSTREAM BYLAWS TO ENABLE STOCKHOLDERS TO CALL SPECIAL MEETINGS

The Windstream Board of Directors is once again asking stockholders to approve amendments to the Amended and Restated Certificate of Incorporation of Windstream Holdings, Inc. (the "Windstream Certificate") and the Amended and Restated Bylaws of Windstream Holdings, Inc. (the "Windstream Bylaws") to enable stockholders holding 20% or more of our outstanding common stock to call a special meeting under certain circumstances.

At the 2014 Annual Meeting of Stockholders, stockholders were presented with amendments to the Windstream Certificate and Windstream Bylaws identical to those presented in this Proposal No. __. As is the case with this Proposal No. __, an affirmative vote of the holders of at least 66 2/3% of our outstanding common stock was required to approve last year's amendments. While last year's proposal failed to garner the support necessary to pass, it received the support of 48.27% of our outstanding common stock, representing approximately 98% of the votes cast on such proposal at last year's annual meeting (excluding abstentions and broker non-votes). Considering the level of support for such amendments, the Windstream Board of Directors deemed it advisable and in the best interest of Windstream and its stockholders to once again ask stockholders to approve the amendments to the Windstream Certificate and Windstream Bylaws to enable stockholders holding 20% or more of our outstanding common stock to call a special meeting under certain circumstances.

Background. The Windstream Certificate currently provides that special meetings of stockholders "may be called only by the Board of Directors." The Windstream Board of Directors has carefully considered the implications of amending the Windstream Certificate to allow stockholders to call a special meeting of stockholders. The ability of stockholders to call special meetings is increasingly considered an important aspect of good corporate governance. The Board supports the practice of permitting stockholders to request special meetings, provided that the meeting is called by stockholders owning a significant percentage of the shares of the Company. After careful discussion and consideration, including feedback it has received from stockholders on this subject matter, the Windstream Board of Directors determined that it is consistent with best corporate governance practices and in the best interests of Windstream and our stockholders to amend the Windstream Certificate to permit stockholders who have held at least a 20% "net long position" in our outstanding capital stock for at least one year to call a special meeting of stockholders, subject to the conditions set forth in the Windstream Bylaws, as amended and described below.

The Board believes that special meetings should only be called to consider extraordinary events that are of interest to a broad base of stockholders and that cannot be delayed until the next annual meeting. The Board believes that establishing a 20% ownership threshold to request a special meeting strikes a reasonable balance between enhancing stockholder rights and protecting against the risk that a small minority of stockholders, including stockholders with special interests, could call one or more special meetings that could result in unnecessary financial expense and disruption to our business. For every special meeting, Windstream is required to provide each stockholder a notice of meeting and proxy materials, which results in significant legal, printing and mailing expenses, as well as other costs normally associated with holding a stockholder meeting. Additionally, preparing for stockholder meetings requires significant attention of the Company's directors, officers and certain employees, diverting their attention away from performing their primary function, which is to operate the Company's business in the best interests of the stockholders.

Additionally, the proposed amendments would require that stockholders requesting a special meeting hold the requisite stock ownership percent in a "net long position." A stockholder's "net long position" is the amount of Windstream shares of common stock in which the stockholder holds a positive (also known as "long") economic interest, reduced by the amount of Windstream shares of common stock which the stockholder holds a negative (also known as "short") economic interest. Taking into account the extent to which stockholders requesting a special meeting hedge their shares (or otherwise reduce or offset their economic exposure in their shares) and how long they have held those shares ensures that on balance, stockholders seeking to call a special meeting share the same economic interest in the Company as the majority of stockholders. Requiring that stockholders have held their shares for at least one year helps to ensure that their economic interest in the Company's affairs is more than

transitory.

Text and Legal Effect of Proposed Amendments. The proposed amendment to the Windstream Certificate would permit a special meeting to be called by the holders of record of at least 20% of Windstream's outstanding common stock, subject to the procedures and other requirements as provided in the Windstream Bylaws. Under the proposed amendments to the Windstream Bylaws, a special meeting may be called upon the request of stockholders under the following circumstances:

- Subject to the notice, information and other requirements set forth in the Windstream Bylaws, a special meeting of stockholders may be called upon receipt by Windstream's Corporate Secretary of a written request from one or more stockholders of record who have continuously held at least a 20% "net long position" of our outstanding common stock for at least one year prior to the date such request is delivered to Windstream's Corporate Secretary.
- Each written request must be signed by the requesting stockholder(s) and must include information concerning both the requesting stockholder(s) and the business proposed to be brought before the special meeting, similar in some respects to the information currently required by the Windstream Bylaws with respect to presenting stockholder business at annual meetings.
- Each requesting stockholder must also include documentary evidence as to whether such stockholder meets the ownership requirements discussed above.
- Requesting stockholders must update and supplement their requests so that the information previously provided to Windstream is true and correct as of the record date.
- The Board would be entitled to submit its own proposal or proposals for consideration at the special meeting.
- Upon receipt of a valid stockholder request to call a special meeting, the Windstream Board of Directors must set the meeting within 90 days.

The proposed amendments to the Windstream Bylaws also contain various exceptions and timing mechanisms that are intended to avoid the cost and disruption that would result from multiple stockholder meetings being held in a short time period and to prevent duplicative and unnecessary stockholder meetings. For example, Windstream will not be required to call a special meeting if the special meeting request relates to an item that is not a proper subject for stockholder action under applicable law or if the request is delivered during the period commencing 90 days prior to the first anniversary of the immediately preceding annual meeting and ending on the earlier of the next annual meeting or 30 days after the first anniversary of the immediately preceding annual meeting. If a requesting stockholder does not comply with the requirements and conditions provided for in the proposed amendments to the Windstream Bylaws, a special meeting request will be deemed ineffective and will not be accepted by the Company.

The summary of the proposed amendments to the Windstream Certificate and Windstream Bylaws set forth above is qualified in its entirety to the text of the proposed amendments, which are attached as Appendix A to this Proxy Statement. Additions of text to the Windstream Certificate and Windstream Bylaws contained in Appendix A are indicated by underlining and text that will be deleted is stricken through.

Vote Requirement. The affirmative vote of the holders of at least 66 2/3% of our outstanding common stock is required to approve the amendments to the Windstream Certificate proposed by this Proposal No. __. If this proposal is approved by stockholders, we intend to promptly file an appropriate amendment to the Windstream Certificate with the State of Delaware. The proposed corresponding amendments to the Windstream Bylaws will become effective if and when the proposed amendments to the Windstream Certificate become effective. If this proposal is not approved by stockholders, neither the amendment to the Windstream Certificate nor the corresponding amendments to the Windstream Bylaws will become effective and stockholders will not be permitted to request a special meeting of stockholders.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" PROPOSAL NO. __.

PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED "FOR" PROPOSAL NO. __ UNLESS STOCKHOLDERS SPECIFY A CONTRARY VOTE

Appendix A

PROPOSAL NO. __
AMENDMENT TO THE WINDSTREAM CERTIFICATE AND WINDSTREAM BYLAWS TO ENABLE STOCKHOLDERS TO CALL SPECIAL MEETINGS

Proposed Amendment to the Windstream Certificate

ARTICLE
Ten

For so long as any security of the Company is registered under Section 12 of the Securities Exchange Act of 1934: (i) the stockholders of the Corporation may not take any action by written consent in lieu of a meeting, and must take any actions at a duly called annual or special meeting of stockholders and the power of stockholders to consent in writing without a meeting is specifically denied; and (ii) special meetings of stockholders of the Corporation may be called only by (A) the Board of Directors pursuant to a resolution adopted by the affirmative vote of the majority of the total number of directors then in office or (B) holders of records of at least 20% aggregate of the outstanding capital stock of the Corporation, subject to the procedures and other requirements as provided in the Bylaws of the Corporation.

Corresponding Amendments to the Windstream Bylaws

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 1. Annual Meeting. An annual meeting of the stockholders shall be held on such date and at such time as shall be designated from time to time by the Board of Directors. At the annual meeting, stockholders shall elect Directors and transact such other business as properly may be brought before the annual meeting pursuant to Section 11 of ARTICLE II hereof.

Section 2. Special Meetings.

(a) Subject to this Section 2 of Article II, Sspecial meetings of the stockholders may only be called in the manner provided in ARTICLE TEN of the Amended and Restated Certificate of Incorporation of the Corporation (the "Certificate of Incorporation"). Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

(b) Subject to this Section 2(b) and other applicable provisions of these Bylaws, a special meeting of stockholders shall be called by the secretary of the Corporation upon the written request (each such request, a "Special Meeting Request" and such meeting, a "Stockholder Requested Special Meeting") of one or more stockholders of record of the Corporation that together have continuously held, for their own account or on behalf of others, beneficial ownership of at least a twenty percent (20%) aggregate "net long position" of the capital stock issued and outstanding (the "Requisite Percentage") for at least one year prior to the date such request is delivered to the Corporation (such period, the "One-Year Period"). For purposes of determining the Requisite Percentage, "net long position" shall be determined with respect to each requesting holder in accordance with the definition thereof set forth in Rule 14e-4 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the "Exchange Act"); provided that (x) for purposes of such definition, (A) "the date that a tender offer is first publicly announced or otherwise made known by the bidder to the holders of the security to be acquired" shall be the date of the relevant Special Meeting Request, (B) the "highest tender offer price or stated amount of the consideration offered for the subject security" shall refer to the closing sales price of capital stock on the NASDAQ Stock Market (or any successor thereto) on such date (or, if such date is not a trading day, the next succeeding trading day), (C) the "person whose securities are the subject of the offer" shall refer to the Corporation, and (D) a "subject security" shall refer to the outstanding capital stock; and (y) the net long position of such holder shall be reduced by the number of shares of capital stock as to which such holder does not, or will not, have the right to vote or direct the vote at the Stockholder Requested Special Meeting or

as to which such holder has, at any time during the One-Year Period, entered into any derivative or other agreement, arrangement or understanding that hedges or transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of such shares. Whether the requesting holders have complied with the requirements of this Section 2(b) and related provisions of these Bylaws shall be determined in good faith by the Board of Directors or its designees, which determination shall be conclusive and binding on the Corporation and the stockholders.

(c) In order for a Stockholder Requested Special Meeting to be called, one or more Special Meeting Requests must be signed by the Requisite Percentage of stockholders submitting such request and by each of the beneficial owners, if any, on whose behalf the Special Meeting Request is being made and must be delivered to the secretary of the Corporation. The Special Meeting Request(s) shall be delivered to the secretary at the principal executive offices of the Corporation by nationally recognized private overnight courier service, return receipt requested. Each Special Meeting Request shall (i) set forth a statement of the specific purpose(s) of the Stockholder Requested Special Meeting and the matters proposed to be acted on at it, (ii) bear the date of signature of each such stockholder signing the Special Meeting Request, (iii) set forth (A) the name and address, as they appear in the Corporation's books, of each stockholder signing such request and the beneficial owners, if any, on whose behalf such request is made and (B) the class or series and number of shares of capital stock of the Corporation that are, directly or indirectly, owned of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) by each such stockholder and the beneficial owners, if any, on whose behalf such request is made, (iv) set forth any material interest of each stockholder signing the Special Meeting Request in the business desired to be brought before the Stockholder Requested Special Meeting, (v) include documentary evidence that the stockholders requesting the special meeting own the Requisite Percentage as of the date on which the Special Meeting Request is delivered to the secretary of the Corporation; provided, however, that if the stockholders are not the beneficial owners of the shares constituting all or part of the Requisite Percentage, then to be valid, the Special Meeting Request must also include documentary evidence (or, if not simultaneously provided with the Special Meeting Request, such documentary evidence must be delivered to the secretary of the Corporation within ten (10) days after the date on which the Special Meeting Request is delivered to the secretary of the Corporation) that the beneficial owners on whose behalf the Special Meeting Request is made beneficially own such shares as of the date on which such Special Meeting Request is delivered to the secretary, (vi) an agreement by each of the stockholders requesting the special meeting and each beneficial owner, if any, on whose behalf the Special Meeting Request is being made to notify the Corporation promptly in the event of any decrease in the net long position held by such stockholder or beneficial owner following the delivery of such Special Meeting Request and prior to the Stockholder Requested Special Meeting and an acknowledgement that any such decrease shall be deemed to be a revocation of such Special Meeting Request by such stockholder or beneficial owner to the extent of such reduction, (vii) contain any other information that would be required to be provided by a stockholder seeking to bring an item of business before an annual meeting of stockholders pursuant to Article II, Section 11 of these Bylaws, and, (viii) if the purpose of the Stockholder Requested Special Meeting includes the election of one or more Directors, contain any other information that would be required to be set forth with respect to a proposed nominee pursuant to Article III, Section 4 of these Bylaws. Each stockholder making a Special Meeting Request and each beneficial owner, if any, on whose behalf the Special Meeting Request is being made is required to update such Special Meeting Request delivered pursuant to this Section 2 in accordance with the requirements of Article II, Section 11 and Article III, Section 4 of these Bylaws. Any requesting stockholder may revoke his, her or its Special Meeting Request at any time prior to the Stockholder Requested Special Meeting by written revocation delivered to the secretary of the Corporation at the principal executive offices of the Corporation. If at any time after sixty (60) days following the earliest dated Special Meeting Request, the unrevoked (whether by specific written revocation or by a reduction in the net long position held by such stockholder, as described above) valid Special Meeting Requests represent in the aggregate less than the Requisite Percentage, there shall be no requirement to hold a Stockholder Requested Special Meeting.

(d) In determining whether Special Meeting Requests have met the requirements of this Section 2, multiple Special Meeting Requests will be considered together only if (i) each Special Meeting Request identifies substantially the same purpose or purposes of the requested special meeting and substantially the same matters proposed to be acted on at the Stockholder Requested Special Meeting (in each case as determined in good faith by the Board), and (ii) such Special Meeting Requests have been delivered to the secretary within 60 days of the delivery to the secretary of the earliest dated Special Meeting Request relating to such item(s) of business.

(e) If none of the stockholders who submitted a Special Meeting Request appears or sends a qualified representative to present the item of business submitted by the stockholders for consideration at the Stockholder Requested Special Meeting, such item of business shall not be submitted for vote of the stockholders at such

Stockholder Requested Special Meeting, notwithstanding that proxies in respect of such vote may have been received by the Corporation or such stockholder(s).

(f) Except as provided in the next sentence, a Stockholder Requested Special Meeting shall be held at such date, time and place within or without the State of Delaware as may be fixed by the Board of Directors; provided, however, that the date of any such Stockholder Requested Special Meeting shall be not more than ninety (90) days after the date on which valid Special Meeting Request(s) constituting the Requisite Percent are delivered to the secretary of the Corporation (such date of delivery being the "Delivery Date"). Notwithstanding the foregoing, the secretary of the Corporation shall not be required to call a Stockholder Requested Special Meeting if (i) the Delivery Date is during the period commencing ninety (90) days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the earlier of (A) the date of the next annual meeting and (B) thirty (30) days after the first anniversary of the date of the immediately preceding annual meeting, or (ii) the Special Meeting Request(s) (A) relate to an item of business that is not a proper subject for action by the stockholders under applicable law; (B) were made in a manner that involved a violation of Regulation 14A under the Exchange Act or other applicable law or would cause the Corporation to violate any law; or (C) do not comply with the provisions of this Section 2. The procedures set forth in this Section 2 are the exclusive means by which items of business may be raised by stockholders at a Stockholder Requested Special Meeting.

(g) Written notice of a special meeting stating the place, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and the purpose or purposes for which the meeting is called shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. Any notice relating to a special meeting appropriately called pursuant to this Section 2 shall describe the item or items of business to be considered at such special meeting. Business transacted at any special meeting shall be limited to the matters identified in the Corporation's notice given pursuant to this Section 2; provided, however, that nothing herein shall prohibit the Board of Directors from including in such notice and submitting to the stockholders additional matters to be considered at any Stockholder Requested Special Meeting.

Section 3. Place of Meetings. The Board of Directors may designate any place, either within or without the State of Delaware, as the place of meeting for any annual meeting or for any special meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal executive office of the Corporation.

Section 4. Notice. Whenever stockholders are required or permitted to take action at a meeting, written or printed notice, or notice by electronic transmission, stating the place, if any, date, time, if applicable, the means of remote communications and, in the case of special meetings, the purpose or purposes, of such meeting, shall be given to each stockholder entitled to vote at such meeting not less than 10 nor more than 60 days before the date of the meeting. All such notices shall be delivered, either personally or by mail or, as provided below, by means of electronic transmission, by or at the direction of the Board of Directors, the chairman of the board, the president or the secretary. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to a stockholder given by the Corporation may be given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Notice shall be deemed to be delivered if mailed when deposited in the United States mail, postage prepaid, addressed to the stockholder at his, her or its address as the same appears on the records of the Corporation. Notice given by electronic transmission shall be deemed to be delivered (i) if by facsimile, when directed to a number at which the stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and (iv) by any other form of electronic transmission, when directed to the stockholder. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. For purposes of these Bylaws, "electronic transmission" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Section 5. Stockholders List. The officer having charge of the stock ledger of the Corporation shall make, at least 10 days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at such meeting

arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder; provided, that the Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting, either (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of meeting or (ii) during ordinary business hours at the principal place of business of the Corporation. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 6. Quorum. The holders of a majority of the outstanding shares of capital stock entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders, except as otherwise provided by the General Corporation Law of the State of Delaware or by the Certificate of Incorporation. If a quorum is not present, the holders of a majority of the shares present in person or represented by proxy at the meeting, and entitled to vote at the meeting, may adjourn the meeting to another time and/or place. When a specified item of business requires a vote by a class or series (if the Corporation shall then have outstanding shares of more than one class or series) voting as a class or series, the holders of a majority of the shares of such class or series shall constitute a quorum (as to such class or series) for the transaction of such item of business.

Section 7. Adjourned Meetings. When a meeting is adjourned to another time and place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 8. Vote Required. When a quorum is present at any meeting, the affirmative vote of a majority of votes cast on a subject matter at such meeting shall be the act of the stockholders on such matter, unless (i) by express provisions of an applicable law or of the Certificate of Incorporation a different vote is required, in which case such express provision shall govern and control the decision of such question, or (ii) the subject matter is the election of Directors, in which case Section 2 of ARTICLE III hereof shall govern and control the approval of such subject matter.

Section 9. Voting Rights. Except as otherwise provided by the General Corporation Law of the State of Delaware, the Certificate of Incorporation or these Bylaws, every stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of capital stock held by such stockholder.

Section 10. Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him or her by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. Any proxy is suspended when the person executing the proxy is present at a meeting of stockholders and elects to vote, except that when such proxy is coupled with an interest and the fact of the interest appears on the face of the proxy, the agent named in the proxy shall have all voting and other rights referred to in the proxy, notwithstanding the presence of the person executing the proxy. At each meeting of the stockholders, and before any voting commences, all proxies filed at or before the meeting shall be submitted to and examined by the secretary or a person designated by the secretary, and no shares may be represented or voted under a proxy that has been found to be invalid or irregular.

Section 11. Business Brought Before an Annual Meeting.

(a) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (ii) brought before the meeting by or at the direction of the Board of Directors or (iii) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a

stockholder, such proposed business, other than the nominations of persons for election to the Board of Directors, must constitute a proper matter for stockholder actions, and the stockholder must have given timely notice thereof in writing to the secretary of the Corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting of stockholders is called for a date that is not within 25 days before or after such anniversary date, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the date on which notice of the date of the annual meeting was mailed or public announcement of such date was made, whichever occurs first. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above. A stockholder's notice to the secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the text of the proposal or business, (ii) the reason for conducting such business and any material interest of the stockholder and any Stockholder Associated Person (as defined below), individually or in the aggregate, including any anticipated benefit to the stockholder or Stockholder Associated Person therefrom, (iii) the name and address, as they appear on the Corporation's books, of the stockholder proposing such business and of any Stockholder Associated Person, (iv) the class and number of shares of the Corporation which are beneficially owned by the stockholder and by any Stockholder Associated Person, (vi) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business, (vi) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to approve or adopt the proposal and/or (b) otherwise to solicit proxies from stockholders in support of such proposal, and (vii) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares) has been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, such stockholder or any such Stockholder Associated Person with respect to any share of stock of the Corporation.

(b) For purposes of this Section 11, "Stockholder Associated Person" of any stockholder shall mean (i) any person directly or indirectly controlling, controlled by or under common control with, or directly or indirectly acting in concert with, such stockholder and (ii) any beneficial owner of shares of stock of the Corporation owned of record or otherwise by such stockholder.

(c) Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in this section. The presiding officer of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of this section; if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted. For purposes of this section, "public announcement" shall mean disclosure in a press release reported by Dow Jones News Service, Associated Press or a comparable national news service. Nothing in this section shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 promulgated under the ~~Securities~~ Exchange Act ~~of 1934 (the "Exchange Act")~~.

(d) Except for proposals properly made in accordance with Rule 14a-8 promulgated under the Exchange Act, and included in the notice of meeting given by or at the direction of the Board of Directors, clause (a) of this Section 11 shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. Stockholders shall not be permitted to propose business to be brought before a special meeting of the stockholders (other than pursuant to a Special Meeting Request in accordance with the requirements set forth in Article II, Section 2), and the only matters that may be brought before a special meeting are the matters specified in the Corporation's notice of meeting. Stockholders seeking to nominate persons for election to the Board of Directors must comply with Article III, Section 4 of these Bylaws.

KUTAK ROCK LLP

SUITE 2000
124 WEST CAPITOL AVENUE
LITTLE ROCK, AR 72201-3706
501-975-3000
FACSIMILE 501-975-3001
www.kutakrock.com

NORTHWEST ARKANSAS OFFICE
SUITE 400
234 EAST MILLSAP ROAD
FAYETTEVILLE, ARKANSAS 72703-4099
479-973-4200

ATLANTA
CHICAGO
DENVER
FAYETTEVILLE
IRVINE
KANSAS CITY
LITTLE ROCK
LOS ANGELES
MINNEAPOLIS
OKLAHOMA CITY
OMAHA
PHILADELPHIA
RICHMOND
SCOTTSDALE
WASHINGTON
WICHITA

DANIEL L. HEARD
daniel.heard@kutakrock.com
(501) 975-3000

February 18, 2015

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Windstream Holdings, Inc. – Supplemental Letter Regarding Shareholder Proposal of Mr. Kenneth Steiner

Ladies and Gentlemen:

On January 2, 2015, we submitted a letter (the "No-Action Request") on behalf of our client, Windstream Holdings, Inc., a Delaware corporation ("Windstream"), notifying the staff of the Division of Corporation Finance (the "Staff") that Windstream intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders (collectively, the "2015 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from Mr. Kenneth Steiner through his designated proxy, Mr. John Chevedden (together, the "Proponent"). The Proposal requested the Windstream Board of Directors "to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 20% of our outstanding common stock the power to call a special shareowner meeting."

The No-Action Request indicated our belief that the Proposal may be excluded from the 2015 Proxy Materials because inclusion of the Windstream-Sponsored Proposal (as described and defined in the No-Action Request) in the 2015 Proxy Materials would substantially implement the Proposal to the greatest extent allowed by applicable law and Windstream's governing documents, thereby rendering the Proposal excludable as moot under Rule 14a-8(i)(10).

BASIS FOR SUPPLEMENTAL LETTER

The No-Action Request indicated that Windstream expected its Board of Directors to approve inclusion of the Windstream-Sponsored Proposal in the 2015 Proxy Materials at a board meeting in February 2015 and that we would undertake to supplementally notify the Staff of such approval. We write to confirm that, at a February 11, 2015 meeting, the Windstream Board of Directors approved the inclusion of the Windstream-Sponsored Proposal in the 2015 Proxy Materials.

CONCLUSION

Based on the analysis contained in the No-Action Request and the foregoing confirmation that the Windstream Board of Directors has formally approved the inclusion of the Windstream-Sponsored Proposal in the 2015 Proxy Materials, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Securities and Exchange Commission if Windstream excludes the Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8. In accordance with Rule 14a-8(j), a copy of this supplemental letter is being sent on this date to the Proponent.

Should you have any questions or require addition information, please do not hesitate to contact me via telephone at (501) 975-3133 or by e-mail at daniel.heard@kutakrock.com.

Thank you for your consideration.

Respectfully Submitted,



Daniel L. Heard

cc: John P. Fletcher
Executive Vice President – General Counsel
Windstream Holdings, Inc.

John Chevedden

KUTAK ROCK LLP

SUITE 2000
124 WEST CAPITOL AVENUE
LITTLE ROCK, AR 72201-3706
501-975-3000
FACSIMILE 501-975-3001
www.kutakrock.com

NORTHWEST ARKANSAS OFFICE
SUITE 400
234 EAST MILLSAP ROAD
FAYETTEVILLE, ARKANSAS 72703-4099
479-973-4200

ATLANTA
CHICAGO
DENVER
FAYETTEVILLE
IRVINE
KANSAS CITY
LITTLE ROCK
LOS ANGELES
MINNEAPOLIS
OKLAHOMA CITY
OMAHA
PHILADELPHIA
RICHMOND
SCOTTSDALE
WASHINGTON
WICHITA

DANIEL L. HEARD
daniel.heard@kutakrock.com
(501) 975-3000

January 2, 2015

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Windstream Holdings, Inc. – Notice of Intent to Exclude from Proxy Materials Shareholder Proposal of Mr. Kenneth Steiner

Ladies and Gentlemen:

This letter is submitted on behalf of Windstream Holdings, Inc., a Delaware corporation ("Windstream"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Windstream's intention to exclude from its proxy materials (the "2015 Proxy Materials") for its 2015 Annual Meeting of Stockholders scheduled to be held on or about May 6, 2015 (the "2015 Annual Meeting"), a shareholder proposal (the "Shareholder Proposal") from Mr. Kenneth Steiner through his designated proxy, Mr. John Chevedden (together, the "Proponent"). Windstream requests confirmation that the staff of the Division of Corporate Finance (the "Staff") will not recommend enforcement action to the Commission if Windstream excludes the Shareholder Proposal from its 2015 Proxy Materials in reliance on Rule 14a-8.

Pursuant to Rule 14a-8(j) and *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("SLB 14D"), we have submitted this letter and its attachments to the Commission via email at shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to the Proponent as notification of Windstream's intention to exclude the Shareholder Proposal from its 2015 Proxy Materials. In addition, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Shareholder Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of Windstream pursuant to Rule 14a-8(k) and SLB 14D. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than eighty (80) calendar days before Windstream intends to file its definitive 2015 Proxy Materials with the Commission. Windstream intends to file its 2015 Proxy Materials on or about March 25, 2015.

We would also be happy to provide you with a copy of each of the no-action letters referenced herein on a supplemental basis per your request.

THE PROPOSAL

Windstream received the Shareholder Proposal on or about October 13, 2014. A full copy of the Shareholder Proposal, as well as related correspondence with the Proponent, is attached hereto as Exhibit A. The Shareholder Proposal's resolution reads as follows:

> Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 20% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

BASIS FOR EXCLUSION

Windstream respectfully requests that the Staff concur in our view that the Shareholder Proposal may be properly excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(10) because Windstream currently expects its Board of Directors (the "Board"), at a meeting in February 2015, to approve the inclusion of a proposal in the 2015 Proxy Materials, substantially in the form attached hereto as Exhibit B (the "Windstream-Sponsored Proposal"), that recommends stockholders approve amendments to Windstream's Amended and Restated Certificate of Incorporation (the "Charter") and Amended and Restated Bylaws (the "Bylaws") to enable stockholders holding 20% or more of our outstanding common stock to call a special meeting under certain circumstances. Because the Board lacks unilateral authority to amend the Charter to allow stockholders to call a special meeting, submission of the Windstream-Sponsored Proposal will substantially implement the Shareholder Proposal to the greatest extent allowed by applicable law and Windstream's governing documents, thereby rendering the Shareholder Proposal excludable as moot.

ANALYSIS

The Shareholder Proposal May Be Excluded under Rule 14a-8(i)(10) as Substantially Implemented

A. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented it. The Commission adopted the "substantially implemented" standard in 1983 after determining that the "previous formalistic application" of the rule defeated its purpose, which is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See* Exchange Act Release No. 20091 (Aug. 16, 1983) and Exchange Act Release No. 12598 (Sept. 7, 1976).

The Staff has routinely permitted exclusion under Rule 14a-8(i)(10) where a company has satisfied the essential objectives of the proposal, rendering the proposal excludable as moot, even if the company (i) did not implement the proposal in every detail or (ii) exercised discretion in determining how to implement the proposal. *See, e.g., McKesson Corporation* (Apr. 8, 2011); *Exelon Corp.* (Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (Feb. 17, 2006); *Talbots Inc.* (Apr. 5, 2002); and *Masco Corp.* (Apr. 19, 1999 and Mar. 29, 1999). In each of these cases, the SEC concurred with the company's determination that the proposal was substantially implemented in accordance with Rule 14a-8(i)(10) when the company had taken actions or had policies and procedures in place relating to the subject matter of the proposal, or the company had otherwise implemented the essential objective of the proposal.

B. The Board Is Expected To Approve The Windstream-Sponsored Proposal, Thereby Substantially Implementing the Shareholder Proposal

Section 211 of the Delaware General Corporation Law (the "DGCL") provides that a special meeting of stockholders of a Delaware corporation may be called by those authorized by the corporation's certificate of incorporation or bylaws or by its board of directors. The Charter currently prohibits Windstream's stockholders from calling special meetings. An amendment of the Charter would be required to eliminate this prohibition and to authorize stockholders to call special meetings. Pursuant to Section 242 of the DGCL, the Board lacks unilateral authority to adopt such a Charter amendment because such an amendment requires stockholder approval. Accordingly, the steps necessary under Delaware law to implement the essential objective of the Shareholder Proposal would be the Board's approval and submission to stockholders of an amendment to the Charter that gives "holders in the aggregate of 20% of our outstanding common stock the power to call a special shareowner meeting."

As stated above, Windstream anticipates that the Board will approve the inclusion of the Windstream-Sponsored Proposal in the 2015 Proxy Materials and recommend its approval by the stockholders at the 2015 Annual Meeting. By submitting the Windstream-Sponsored Proposal for approval by Windstream's stockholders, the Board is taking all steps permitted by applicable law to substantially implement the essential objective of the Shareholder Proposal, which is for "our Board to take the steps necessary . . . to amend our bylaws and each appropriate governing document to give holders in the aggregate of 20% of our outstanding common stock the power to call a special shareowner meeting." Windstream believes that submission of the Windstream-Sponsored Proposal at the 2015 Annual Meeting (combined with the Board's approval of conforming amendments to the Bylaws) will achieve and fully implement the essential objective of the Shareholder Proposal, and there is no reason to ask stockholders to vote on a resolution to urge the Board to take action that the Board has already taken. Accordingly, Windstream believes it may properly exclude the Shareholder Proposal from the 2015 Proxy Materials in accordance with Rule 14a-8(i)(10).

Although the Windstream-Sponsored Proposal has not yet been approved by the Board, the Staff previously has permitted companies to exclude proposals in reliance on Rule 14a-8(i)(10) where the company represents to the Staff that its board of directors is expected to take action that would substantially implement the proposal. *See, e.g., General Dynamics Corp.* (Feb. 6, 2009) (proposal seeking amendment of the company's bylaws and any other appropriate governing document to give holders of 10% of the company's outstanding stock the power to call a special meeting of the stockholders was excludable where the company's board of directors was expected to adopt implementing charter and bylaw amendments); *H.J. Heinz Company* (May 20, 2008) (proposal seeking adoption of a simple majority vote excludable where the company's board of directors was expected to adopt implementing amendments to the company's Charter and bylaws and submit the changes to the company's stockholders at the next annual meeting); and *Johnson & Johnson* (Feb. 19, 2008) (proposal seeking amendment of the company's bylaws and any other appropriate governing documents to give holders of a "reasonable percentage" of the company's stock the power to call a special meeting was excludable where the company's board of directors was expected to adopt implementing bylaw amendments). Like the boards of directors in these cases, Windstream's Board is expected to take action to the fullest extent allowed by Windstream's Charter and Delaware law to implement the goals of the Proponent's proposal.

C. *Supplemental Notification Following Board Action*

We submit this no-action request before the 2015 Annual Meeting of Stockholders to address the timing requirements of Rule 14a-8(j). We will supplementally notify the Staff after the Board formally approves the inclusion of the Windstream-Sponsored Proposal in the 2015 Proxy Materials. The Staff consistently has granted no-action relief under Rule 14a-8(i)(10) where a company has notified the Staff that it expects that its board of directors will take certain action that will substantially implement the proposal and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See, e.g., Hewlett-Packard Co.* (Dec. 19, 2013); *Hewlett-Packard Co.* (Dec. 18, 2013); *Starbucks Corp.* (Nov. 27, 2012); *DIRECTV* (Feb. 22, 2011); *NiSource Inc.* (Mar. 10, 2008); *Johnson & Johnson* (Feb. 19, 2008); *Hewlett-Packard Co. (Steiner)* (Dec. 11, 2007); *Johnson & Johnson* (Feb. 13, 2006); *General Motors Corp.* (Mar. 3, 2004); and *Intel Corp.* (Mar. 11, 2003) (each granting no-action relief where the company notified the Staff of its intention to omit a shareholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the board action).

CONCLUSION

Based upon the forgoing analysis, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if Windstream excludes the Shareholder Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8. We would be happy to provide you with any additional information and answer any question that you may have regarding this matter. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer with you prior to the determination of the Staff's final position.

Please do not hesitate to call me at (501) 975-3133 if I can be of any further assistance in this matter. In my absence, you may contact my associate, Pierce Hunter, at (501) 975-3112.

Thank you for your consideration.

Respectfully Submitted,



Daniel L. Heard

Enclosures

cc: John P. Fletcher
Executive Vice President, Secretary & General Counsel
Windstream Holdings, Inc.

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit A

Shareholder Proposal
and
Correspondence with Proponent

(*see attached*)

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. John P. Fletcher
Corporate Secretary
Windstream Holdings, Inc. (WIN)
4001 Rodney Parham Road Ste 200
Little Rock AR 72212
Phone: 501 748-7000

Dear Mr. Fletcher,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner

10-13-14
Date

cc: Felicia Davis <Felicia.Davis@windstream.com>
PH: 501-748-5409
FX: 501-748-7400
Genesis White <genesis.white@windstream.com>

[WIN: Rule 14a-8 Proposal, November 2, 2014]
Proposal 4 – Special Shareowner Meetings
Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 20% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Delaware law allows 10% of shareholders to call a special meeting and dozens of companies have adopted the 10% threshold. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This is also important because there could be a 15-month span between our annual meetings. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Vanguard sent letters to 350 of its portfolio companies asking them to consider providing the right for shareholders to call a special meeting.

A shareholder right to call a special meeting and to act by written consent and are 2 complimentary ways to bring an important matter to the attention of both management and shareholders outside the annual meeting cycle. A shareholder right to call a special meeting to can also help equalize our absence of provisions for shareholders to act by written consent.

Please vote to enhance shareholder value:
Special Shareowner Meetings – Proposal 4

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Davis, Felicia

From:	Wiley, Lee
Sent:	Friday, December 19, 2014 2:30 PM
To:	*** FISMA & OMB Memorandum M-07-16 ***
Cc:	Fletcher, John
Subject:	Shareholder Proposal Response
Attachments:	Scanned from a Xerox multifunction device.pdf

Mr. Chevedden--

Please find attached Mr. Fletcher's response to a shareholder proposal from Mr. Kenneth Steiner. You will also receive a copy of this correspondence via Certified Mail, Return Receipt Requested.

Thank you,
Lee Wiley
Windstream
4001 Rodney Parham Road
Little Rock, AR 72212
501-748-5306

WINDSTREAM HOLDINGS, INC.

4001 Rodney Parham Road
Little Rock, AR 72212

John P. Fletcher
Executive Vice President
and General Counsel

501-748-7900
fax: 501-748-7400


windstream

December 18, 2014

Via E-MAIL and CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

On November 2, 2014, we received a shareholder proposal titled "Special Shareowner Meetings" from Mr. Kenneth Steiner that he requested be included in the Windstream Holdings, Inc. ("Windstream") proxy statement for its 2015 Annual Meeting of Stockholders. In his submission, Mr. Steiner appointed you as his proxy to act on his behalf in all matters related to his proposal and its submission at the annual meeting.

Enclosed herewith is a draft proposal regarding amendments to Windstream's charter and bylaws that, if approved by Windstream stockholders, would enable stockholders holding 20% or more of Windstream common stock to call a special meeting of stockholders. The substance of the draft proposal is identical to Proposal No. 5 presented in last year's proxy statement. Considering the level of support the proposal received last year (albeit falling short of the requisite approval threshold), we have decided to resubmit the proposal for stockholder approval.

The Windstream board of directors lacks unilateral authority to adopt the charter amendments necessary to enable stockholders to call a special meeting. By submitting the enclosed proposal for stockholder approval, the Windstream board will have taken all "steps necessary . . . to amend our bylaws and each appropriate governing document to give holders in the aggregate of 20% of our outstanding common stock the power to call a special shareowner meeting," thereby fully implementing the objective of Mr. Steiner's proposal. Accordingly, we ask that you withdraw Mr. Steiner's proposal.

Please respond to this letter as soon as possible and in no event later than December 30, 2014. Should we not hear from you by such date, we will assume that you do not intend to withdraw the proposal and we will initiate steps necessary to exclude the proposal from Windstream's 2015 proxy statement.

Sincerely,

John P. Fletcher

cc: Mr. Kenneth Steiner

CONFIDENTIAL DRAFT
DECEMBER 15, 2014

Draft Proposal Regarding Stockholders' Ability to Call Special Meetings

---

PROPOSAL NO. __
AMENDMENT TO THE WINDSTREAM CERTIFICATE AND WINDSTREAM BYLAWS TO ENABLE STOCKHOLDERS TO CALL SPECIAL MEETINGS

The Windstream Board of Directors is once again asking stockholders to approve amendments to the Amended and Restated Certificate of Incorporation of Windstream Holdings, Inc. (the "Windstream Certificate") and the Amended and Restated Bylaws of Windstream Holdings, Inc. (the "Windstream Bylaws") to enable stockholders holding 20% or more of our outstanding common stock to call a special meeting under certain circumstances.

At the 2014 Annual Meeting of Stockholders, stockholders were presented with amendments to the Windstream Certificate and Windstream Bylaws identical to those presented in this Proposal No. __. As is the case with this Proposal No. __, an affirmative vote of the holders of at least 66 2/3% of our outstanding common stock was required to approve last year's amendments. While last year's proposal failed to garner the support necessary to pass, it received the support of 48.27% of our outstanding common stock, representing approximately 98% of the votes cast on such proposal at last year's annual meeting (excluding abstentions and broker non-votes). Considering the level of support for such amendments, the Windstream Board of Directors deemed it advisable and in the best interest of Windstream and its stockholders to once again ask stockholders to approve the amendments to the Windstream Certificate and Windstream Bylaws to enable stockholders holding 20% or more of our outstanding common stock to call a special meeting under certain circumstances.

Background. The Windstream Certificate currently provides that special meetings of stockholders "may be called only by the Board of Directors." The Windstream Board of Directors has carefully considered the implications of amending the Windstream Certificate to allow stockholders to call a special meeting of stockholders. The ability of stockholders to call special meetings is increasingly considered an important aspect of good corporate governance. The Board supports the practice of permitting stockholders to request special meetings, provided that the meeting is called by stockholders owning a significant percentage of the shares of the Company. After careful discussion and consideration, including feedback it has received from stockholders on this subject matter, the Windstream Board of Directors determined that it is consistent with best corporate governance practices and in the best interests of Windstream and our stockholders to amend the Windstream Certificate to permit stockholders who have held at least a 20% "net long position" in our outstanding capital stock for at least one year to call a special meeting of stockholders, subject to the conditions set forth in the Windstream Bylaws, as amended and described below.

The Board believes that special meetings should only be called to consider extraordinary events that are of interest to a broad base of stockholders and that cannot be delayed until the next annual meeting. The Board believes that establishing a 20% ownership threshold to request a special meeting strikes a reasonable balance between enhancing stockholder rights and protecting against the risk that a small minority of stockholders, including stockholders with special interests, could call one or more special meetings that could result in unnecessary financial expense and disruption to our business. For every special meeting, Windstream is required to provide each stockholder a notice of meeting and proxy materials, which results in significant legal, printing and mailing expenses, as well as other costs normally associated with holding a stockholder meeting. Additionally, preparing for stockholder meetings requires significant attention of the Company's directors, officers and certain employees, diverting their attention away from performing their primary function, which is to operate the Company's business in the best interests of the stockholders.

Additionally, the proposed amendments would require that stockholders requesting a special meeting hold the requisite stock ownership percent in a "net long position." A stockholder's "net long position" is the amount of Windstream shares of common stock in which the stockholder holds a positive (also known as "long") economic interest, reduced by the amount of Windstream shares of common stock which the stockholder holds a negative (also known as "short") economic interest. Taking into account the extent to which stockholders requesting a special meeting hedge their shares (or otherwise reduce or offset their economic exposure in their shares) and how long they have held those shares ensures that on balance, stockholders seeking to call a special meeting share the same economic interest in the Company as the majority of stockholders. Requiring that stockholders have held their shares for at least one year helps to ensure that their economic interest in the Company's affairs is more than

transitory.

Text and Legal Effect of Proposed Amendments. The proposed amendment to the Windstream Certificate would permit a special meeting to be called by the holders of record of at least 20% of Windstream's outstanding common stock, subject to the procedures and other requirements as provided in the Windstream Bylaws. Under the proposed amendments to the Windstream Bylaws, a special meeting may be called upon the request of stockholders under the following circumstances:

- Subject to the notice, information and other requirements set forth in the Windstream Bylaws, a special meeting of stockholders may be called upon receipt by Windstream's Corporate Secretary of a written request from one or more stockholders of record who have continuously held at least a 20% "net long position" of our outstanding common stock for at least one year prior to the date such request is delivered to Windstream's Corporate Secretary.
- Each written request must be signed by the requesting stockholder(s) and must include information concerning both the requesting stockholder(s) and the business proposed to be brought before the special meeting, similar in some respects to the information currently required by the Windstream Bylaws with respect to presenting stockholder business at annual meetings.
- Each requesting stockholder must also include documentary evidence as to whether such stockholder meets the ownership requirements discussed above.
- Requesting stockholders must update and supplement their requests so that the information previously provided to Windstream is true and correct as of the record date.
- The Board would be entitled to submit its own proposal or proposals for consideration at the special meeting.
- Upon receipt of a valid stockholder request to call a special meeting, the Windstream Board of Directors must set the meeting within 90 days.

The proposed amendments to the Windstream Bylaws also contain various exceptions and timing mechanisms that are intended to avoid the cost and disruption that would result from multiple stockholder meetings being held in a short time period and to prevent duplicative and unnecessary stockholder meetings. For example, Windstream will not be required to call a special meeting if the special meeting request relates to an item that is not a proper subject for stockholder action under applicable law or if the request is delivered during the period commencing 90 days prior to the first anniversary of the immediately preceding annual meeting and ending on the earlier of the next annual meeting or 30 days after the first anniversary of the immediately preceding annual meeting. If a requesting stockholder does not comply with the requirements and conditions provided for in the proposed amendments to the Windstream Bylaws, a special meeting request will be deemed ineffective and will not be accepted by the Company.

The summary of the proposed amendments to the Windstream Certificate and Windstream Bylaws set forth above is qualified in its entirety to the text of the proposed amendments, which are attached as Appendix A to this Proxy Statement. Additions of text to the Windstream Certificate and Windstream Bylaws contained in Appendix A are indicated by underlining and text that will be deleted is stricken through.

Vote Requirement. The affirmative vote of the holders of at least 66 2/3% of our outstanding common stock is required to approve the amendments to the Windstream Certificate proposed by this Proposal No. __. If this proposal is approved by stockholders, we intend to promptly file an appropriate amendment to the Windstream Certificate with the State of Delaware. The proposed corresponding amendments to the Windstream Bylaws will become effective if and when the proposed amendments to the Windstream Certificate become effective. If this proposal is not approved by stockholders, neither the amendment to the Windstream Certificate nor the corresponding amendments to the Windstream Bylaws will become effective and stockholders will not be permitted to request a special meeting of stockholders.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" PROPOSAL NO. __.

PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED "FOR" PROPOSAL NO. __ UNLESS STOCKHOLDERS SPECIFY A CONTRARY VOTE

Appendix A

PROPOSAL NO. __
AMENDMENT TO THE WINDSTREAM CERTIFICATE AND WINDSTREAM BYLAWS TO ENABLE STOCKHOLDERS TO CALL SPECIAL MEETINGS

Proposed Amendment to the Windstream Certificate

ARTICLE
Ten

For so long as any security of the Company is registered under Section 12 of the Securities Exchange Act of 1934: (i) the stockholders of the Corporation may not take any action by written consent in lieu of a meeting, and must take any actions at a duly called annual or special meeting of stockholders and the power of stockholders to consent in writing without a meeting is specifically denied; and (ii) special meetings of stockholders of the Corporation may be called only by (A) the Board of Directors pursuant to a resolution adopted by the affirmative vote of the majority of the total number of directors then in office or (B) holders of records of at least 20% aggregate of the outstanding capital stock of the Corporation, subject to the procedures and other requirements as provided in the Bylaws of the Corporation.

Corresponding Amendments to the Windstream Bylaws

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 1. Annual Meeting. An annual meeting of the stockholders shall be held on such date and at such time as shall be designated from time to time by the Board of Directors. At the annual meeting, stockholders shall elect Directors and transact such other business as properly may be brought before the annual meeting pursuant to Section 11 of ARTICLE II hereof.

Section 2. Special Meetings.

(a) Subject to this Section 2 of Article II, Sspecial meetings of the stockholders may only be called in the manner provided in ARTICLE TEN of the Amended and Restated Certificate of Incorporation of the Corporation (the "Certificate of Incorporation"). Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

(b) Subject to this Section 2(b) and other applicable provisions of these Bylaws, a special meeting of stockholders shall be called by the secretary of the Corporation upon the written request (each such request, a "Special Meeting Request" and such meeting, a "Stockholder Requested Special Meeting") of one or more stockholders of record of the Corporation that together have continuously held, for their own account or on behalf of others, beneficial ownership of at least a twenty percent (20%) aggregate "net long position" of the capital stock issued and outstanding (the "Requisite Percentage") for at least one year prior to the date such request is delivered to the Corporation (such period, the "One-Year Period"). For purposes of determining the Requisite Percentage, "net long position" shall be determined with respect to each requesting holder in accordance with the definition thereof set forth in Rule 14e-4 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the "Exchange Act"); provided that (x) for purposes of such definition, (A) "the date that a tender offer is first publicly announced or otherwise made known by the bidder to the holders of the security to be acquired" shall be the date of the relevant Special Meeting Request, (B) the "highest tender offer price or stated amount of the consideration offered for the subject security" shall refer to the closing sales price of capital stock on the NASDAQ Stock Market (or any successor thereto) on such date (or, if such date is not a trading day, the next succeeding trading day), (C) the "person whose securities are the subject of the offer" shall refer to the Corporation, and (D) a "subject security" shall refer to the outstanding capital stock; and (y) the net long position of such holder shall be reduced by the number of shares of capital stock as to which such holder does not, or will not, have the right to vote or direct the vote at the Stockholder Requested Special Meeting or

as to which such holder has, at any time during the One-Year Period, entered into any derivative or other agreement, arrangement or understanding that hedges or transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of such shares. Whether the requesting holders have complied with the requirements of this Section 2(b) and related provisions of these Bylaws shall be determined in good faith by the Board of Directors or its designees, which determination shall be conclusive and binding on the Corporation and the stockholders.

(c) In order for a Stockholder Requested Special Meeting to be called, one or more Special Meeting Requests must be signed by the Requisite Percentage of stockholders submitting such request and by each of the beneficial owners, if any, on whose behalf the Special Meeting Request is being made and must be delivered to the secretary of the Corporation. The Special Meeting Request(s) shall be delivered to the secretary at the principal executive offices of the Corporation by nationally recognized private overnight courier service, return receipt requested. Each Special Meeting Request shall (i) set forth a statement of the specific purpose(s) of the Stockholder Requested Special Meeting and the matters proposed to be acted on at it, (ii) bear the date of signature of each such stockholder signing the Special Meeting Request, (iii) set forth (A) the name and address, as they appear in the Corporation's books, of each stockholder signing such request and the beneficial owners, if any, on whose behalf such request is made and (B) the class or series and number of shares of capital stock of the Corporation that are, directly or indirectly, owned of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) by each such stockholder and the beneficial owners, if any, on whose behalf such request is made, (iv) set forth any material interest of each stockholder signing the Special Meeting Request in the business desired to be brought before the Stockholder Requested Special Meeting, (v) include documentary evidence that the stockholders requesting the special meeting own the Requisite Percentage as of the date on which the Special Meeting Request is delivered to the secretary of the Corporation; provided, however, that if the stockholders are not the beneficial owners of the shares constituting all or part of the Requisite Percentage, then to be valid, the Special Meeting Request must also include documentary evidence (or, if not simultaneously provided with the Special Meeting Request, such documentary evidence must be delivered to the secretary of the Corporation within ten (10) days after the date on which the Special Meeting Request is delivered to the secretary of the Corporation) that the beneficial owners on whose behalf the Special Meeting Request is made beneficially own such shares as of the date on which such Special Meeting Request is delivered to the secretary, (vi) an agreement by each of the stockholders requesting the special meeting and each beneficial owner, if any, on whose behalf the Special Meeting Request is being made to notify the Corporation promptly in the event of any decrease in the net long position held by such stockholder or beneficial owner following the delivery of such Special Meeting Request and prior to the Stockholder Requested Special Meeting and an acknowledgement that any such decrease shall be deemed to be a revocation of such Special Meeting Request by such stockholder or beneficial owner to the extent of such reduction, (vii) contain any other information that would be required to be provided by a stockholder seeking to bring an item of business before an annual meeting of stockholders pursuant to Article II, Section 11 of these Bylaws, and, (viii) if the purpose of the Stockholder Requested Special Meeting includes the election of one or more Directors, contain any other information that would be required to be set forth with respect to a proposed nominee pursuant to Article III, Section 4 of these Bylaws. Each stockholder making a Special Meeting Request and each beneficial owner, if any, on whose behalf the Special Meeting Request is being made is required to update such Special Meeting Request delivered pursuant to this Section 2 in accordance with the requirements of Article II, Section 11 and Article III, Section 4 of these Bylaws. Any requesting stockholder may revoke his, her or its Special Meeting Request at any time prior to the Stockholder Requested Special Meeting by written revocation delivered to the secretary of the Corporation at the principal executive offices of the Corporation. If at any time after sixty (60) days following the earliest dated Special Meeting Request, the unrevoked (whether by specific written revocation or by a reduction in the net long position held by such stockholder, as described above) valid Special Meeting Requests represent in the aggregate less than the Requisite Percentage, there shall be no requirement to hold a Stockholder Requested Special Meeting.

(d) In determining whether Special Meeting Requests have met the requirements of this Section 2, multiple Special Meeting Requests will be considered together only if (i) each Special Meeting Request identifies substantially the same purpose or purposes of the requested special meeting and substantially the same matters proposed to be acted on at the Stockholder Requested Special Meeting (in each case as determined in good faith by the Board), and (ii) such Special Meeting Requests have been delivered to the secretary within 60 days of the delivery to the secretary of the earliest dated Special Meeting Request relating to such item(s) of business.

(e) If none of the stockholders who submitted a Special Meeting Request appears or sends a qualified representative to present the item of business submitted by the stockholders for consideration at the Stockholder Requested Special Meeting, such item of business shall not be submitted for vote of the stockholders at such

Stockholder Requested Special Meeting, notwithstanding that proxies in respect of such vote may have been received by the Corporation or such stockholder(s).

(f) Except as provided in the next sentence, a Stockholder Requested Special Meeting shall be held at such date, time and place within or without the State of Delaware as may be fixed by the Board of Directors; provided, however, that the date of any such Stockholder Requested Special Meeting shall be not more than ninety (90) days after the date on which valid Special Meeting Request(s) constituting the Requisite Percent are delivered to the secretary of the Corporation (such date of delivery being the "Delivery Date"). Notwithstanding the foregoing, the secretary of the Corporation shall not be required to call a Stockholder Requested Special Meeting if (i) the Delivery Date is during the period commencing ninety (90) days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the earlier of (A) the date of the next annual meeting and (B) thirty (30) days after the first anniversary of the date of the immediately preceding annual meeting, or (ii) the Special Meeting Request(s) (A) relate to an item of business that is not a proper subject for action by the stockholders under applicable law; (B) were made in a manner that involved a violation of Regulation 14A under the Exchange Act or other applicable law or would cause the Corporation to violate any law; or (C) do not comply with the provisions of this Section 2. The procedures set forth in this Section 2 are the exclusive means by which items of business may be raised by stockholders at a Stockholder Requested Special Meeting.

(g) Written notice of a special meeting stating the place, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and the purpose or purposes for which the meeting is called shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. Any notice relating to a special meeting appropriately called pursuant to this Section 2 shall describe the item or items of business to be considered at such special meeting. Business transacted at any special meeting shall be limited to the matters identified in the Corporation's notice given pursuant to this Section 2; provided, however, that nothing herein shall prohibit the Board of Directors from including in such notice and submitting to the stockholders additional matters to be considered at any Stockholder Requested Special Meeting.

Section 3. Place of Meetings. The Board of Directors may designate any place, either within or without the State of Delaware, as the place of meeting for any annual meeting or for any special meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal executive office of the Corporation.

Section 4. Notice. Whenever stockholders are required or permitted to take action at a meeting, written or printed notice, or notice by electronic transmission, stating the place, if any, date, time, if applicable, the means of remote communications and, in the case of special meetings, the purpose or purposes, of such meeting, shall be given to each stockholder entitled to vote at such meeting not less than 10 nor more than 60 days before the date of the meeting. All such notices shall be delivered, either personally or by mail or, as provided below, by means of electronic transmission, by or at the direction of the Board of Directors, the chairman of the board, the president or the secretary. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to a stockholder given by the Corporation may be given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Notice shall be deemed to be delivered if mailed when deposited in the United States mail, postage prepaid, addressed to the stockholder at his, her or its address as the same appears on the records of the Corporation. Notice given by electronic transmission shall be deemed to be delivered (i) if by facsimile, when directed to a number at which the stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and (iv) by any other form of electronic transmission, when directed to the stockholder. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. For purposes of these Bylaws, "electronic transmission" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Section 5. Stockholders List. The officer having charge of the stock ledger of the Corporation shall make, at least 10 days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at such meeting

arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder; provided, that the Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting, either (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of meeting or (ii) during ordinary business hours at the principal place of business of the Corporation. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 6. Quorum. The holders of a majority of the outstanding shares of capital stock entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders, except as otherwise provided by the General Corporation Law of the State of Delaware or by the Certificate of Incorporation. If a quorum is not present, the holders of a majority of the shares present in person or represented by proxy at the meeting, and entitled to vote at the meeting, may adjourn the meeting to another time and/or place. When a specified item of business requires a vote by a class or series (if the Corporation shall then have outstanding shares of more than one class or series) voting as a class or series, the holders of a majority of the shares of such class or series shall constitute a quorum (as to such class or series) for the transaction of such item of business.

Section 7. Adjourned Meetings. When a meeting is adjourned to another time and place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 8. Vote Required. When a quorum is present at any meeting, the affirmative vote of a majority of votes cast on a subject matter at such meeting shall be the act of the stockholders on such matter, unless (i) by express provisions of an applicable law or of the Certificate of Incorporation a different vote is required, in which case such express provision shall govern and control the decision of such question, or (ii) the subject matter is the election of Directors, in which case Section 2 of ARTICLE III hereof shall govern and control the approval of such subject matter.

Section 9. Voting Rights. Except as otherwise provided by the General Corporation Law of the State of Delaware, the Certificate of Incorporation or these Bylaws, every stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of capital stock held by such stockholder.

Section 10. Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him or her by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. Any proxy is suspended when the person executing the proxy is present at a meeting of stockholders and elects to vote, except that when such proxy is coupled with an interest and the fact of the interest appears on the face of the proxy, the agent named in the proxy shall have all voting and other rights referred to in the proxy, notwithstanding the presence of the person executing the proxy. At each meeting of the stockholders, and before any voting commences, all proxies filed at or before the meeting shall be submitted to and examined by the secretary or a person designated by the secretary, and no shares may be represented or voted under a proxy that has been found to be invalid or irregular.

Section 11. Business Brought Before an Annual Meeting.

(a) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (ii) brought before the meeting by or at the direction of the Board of Directors or (iii) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a

stockholder, such proposed business, other than the nominations of persons for election to the Board of Directors, must constitute a proper matter for stockholder actions, and the stockholder must have given timely notice thereof in writing to the secretary of the Corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting of stockholders is called for a date that is not within 25 days before or after such anniversary date, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the date on which notice of the date of the annual meeting was mailed or public announcement of such date was made, whichever occurs first. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above. A stockholder's notice to the secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the text of the proposal or business, (ii) the reason for conducting such business and any material interest of the stockholder and any Stockholder Associated Person (as defined below), individually or in the aggregate, including any anticipated benefit to the stockholder or Stockholder Associated Person therefrom, (iii) the name and address, as they appear on the Corporation's books, of the stockholder proposing such business and of any Stockholder Associated Person, (iv) the class and number of shares of the Corporation which are beneficially owned by the stockholder and by any Stockholder Associated Person, (vi) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business, (vi) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to approve or adopt the proposal and/or (b) otherwise to solicit proxies from stockholders in support of such proposal, and (vii) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares) has been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, such stockholder or any such Stockholder Associated Person with respect to any share of stock of the Corporation.

(b) For purposes of this Section 11, "Stockholder Associated Person" of any stockholder shall mean (i) any person directly or indirectly controlling, controlled by or under common control with, or directly or indirectly acting in concert with, such stockholder and (ii) any beneficial owner of shares of stock of the Corporation owned of record or otherwise by such stockholder.

(c) Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in this section. The presiding officer of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of this section; if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted. For purposes of this section, "public announcement" shall mean disclosure in a press release reported by Dow Jones News Service, Associated Press or a comparable national news service. Nothing in this section shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 promulgated under the ~~Securities~~ Exchange Act ~~of 1934 (the "Exchange Act")~~.

(d) Except for proposals properly made in accordance with Rule 14a-8 promulgated under the Exchange Act, and included in the notice of meeting given by or at the direction of the Board of Directors, clause (a) of this Section 11 shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. Stockholders shall not be permitted to propose business to be brought before a special meeting of the stockholders (other than pursuant to a Special Meeting Request in accordance with the requirements set forth in Article II, Section 2), and the only matters that may be brought before a special meeting are the matters specified in the Corporation's notice of meeting. Stockholders seeking to nominate persons for election to the Board of Directors must comply with Article III, Section 4 of these Bylaws.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, December 23, 2014 8:44 AM
To: Fletcher, John
Cc: Wiley, Lee
Subject: Rule 14a-8 Proposal (WIN)

Mr. Fletcher,
Thank you for your letter. I believe text like this would be better.
Sincerely,
John Chevedden
cc: Kenneth Steiner

Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Chairman of the Board or the President, and shall be called by the Chairman of the Board or President or Secretary upon the order in writing of a majority of or by resolution of the Board of Directors, or at the request in writing of stockholders owning 10% of the entire capital stock of the Corporation issued and outstanding and entitled to vote. Such request or order shall state the purpose or purposes of the proposed meeting. On failure by the Chairman of the Board or President or Secretary to call such special meeting when duly requested, the makers of such request or order may call such special meeting over their own signatures.

From: Fletcher, John
Sent: Tuesday, December 23, 2014 12:56 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Rule 14a-8 Proposal (WIN)

Mr. Chevedden,

Thank you for your response.

The substance of your proposed bylaw language set forth below is inconsistent with the stockholder proposal you submitted on October 13, 2014. Your stockholder proposal requested that our board take the steps necessary to amend our governing documents to permit 20% of company stockholders to call a special meeting. Your language below provides for a 10% standard. Also, your proposal did not include specific bylaw language, thereby deferring to our Board of Directors to establish such language. Our Board of Directors has determined the bylaw language I previously sent you to be in the best interest of our stockholders. Accordingly, we will ask stockholders to approve our language at the 2015 annual meeting – thereby substantially implementing your proposal.

Please confirm that you are withdrawing your stockholder proposal. I would appreciate your response by December 30, 2014. Should we not hear from you by such date, we will assume that you do not intend to withdraw the proposal and we will initiate steps necessary to exclude the proposal from our 2015 proxy statement.

Thank you,

John Fletcher

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 31, 2014 10:37 AM
To: Fletcher, John
Cc: Wiley, Lee
Subject: Rule 14a-8 Proposal (WIN) corrected

Mr. Fletcher,
Thank you for your letter. I believe text like this would be better.
Sincerely,
John Chevedden
cc: Kenneth Steiner

Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Chairman of the Board or the President, and shall be called by the Chairman of the Board or President or Secretary upon the order in writing of a majority of or by resolution of the Board of Directors, or at the request in writing of stockholders owning 20% of the entire capital stock of the Corporation issued and outstanding and entitled to vote. Such request or order shall state the purpose or purposes of the proposed meeting. On failure by the Chairman of the Board or President or Secretary to call such special meeting when duly requested, the makers of such request or order may call such special meeting over their own signatures.

Exhibit B

Windstream-Sponsored Proposal

(*see attached*)

Exhibit B

Draft Proposal Regarding Stockholders' Ability to Call Special Meetings

---

PROPOSAL NO. __
AMENDMENT TO THE WINDSTREAM CERTIFICATE AND WINDSTREAM BYLAWS TO ENABLE STOCKHOLDERS TO CALL SPECIAL MEETINGS

The Windstream Board of Directors is once again asking stockholders to approve amendments to the Amended and Restated Certificate of Incorporation of Windstream Holdings, Inc. (the "Windstream Certificate") and the Amended and Restated Bylaws of Windstream Holdings, Inc. (the "Windstream Bylaws") to enable stockholders holding 20% or more of our outstanding common stock to call a special meeting under certain circumstances.

At the 2014 Annual Meeting of Stockholders, stockholders were presented with amendments to the Windstream Certificate and Windstream Bylaws identical to those presented in this Proposal No. __. As is the case with this Proposal No. __, an affirmative vote of the holders of at least 66 2/3% of our outstanding common stock was required to approve last year's amendments. While last year's proposal failed to garner the support necessary to pass, it received the support of 48.27% of our outstanding common stock, representing approximately 98% of the votes cast on such proposal at last year's annual meeting (excluding abstentions and broker non-votes). Considering the level of support for such amendments, the Windstream Board of Directors deemed it advisable and in the best interest of Windstream and its stockholders to once again ask stockholders to approve the amendments to the Windstream Certificate and Windstream Bylaws to enable stockholders holding 20% or more of our outstanding common stock to call a special meeting under certain circumstances.

Background. The Windstream Certificate currently provides that special meetings of stockholders "may be called only by the Board of Directors." The Windstream Board of Directors has carefully considered the implications of amending the Windstream Certificate to allow stockholders to call a special meeting of stockholders. The ability of stockholders to call special meetings is increasingly considered an important aspect of good corporate governance. The Board supports the practice of permitting stockholders to request special meetings, provided that the meeting is called by stockholders owning a significant percentage of the shares of the Company. After careful discussion and consideration, including feedback it has received from stockholders on this subject matter, the Windstream Board of Directors determined that it is consistent with best corporate governance practices and in the best interests of Windstream and our stockholders to amend the Windstream Certificate to permit stockholders who have held at least a 20% "net long position" in our outstanding capital stock for at least one year to call a special meeting of stockholders, subject to the conditions set forth in the Windstream Bylaws, as amended and described below.

The Board believes that special meetings should only be called to consider extraordinary events that are of interest to a broad base of stockholders and that cannot be delayed until the next annual meeting. The Board believes that establishing a 20% ownership threshold to request a special meeting strikes a reasonable balance between enhancing stockholder rights and protecting against the risk that a small minority of stockholders, including stockholders with special interests, could call one or more special meetings that could result in unnecessary financial expense and disruption to our business. For every special meeting, Windstream is required to provide each stockholder a notice of meeting and proxy materials, which results in significant legal, printing and mailing expenses, as well as other costs normally associated with holding a stockholder meeting. Additionally, preparing for stockholder meetings requires significant attention of the Company's directors, officers and certain employees, diverting their attention away from performing their primary function, which is to operate the Company's business in the best interests of the stockholders.

Additionally, the proposed amendments would require that stockholders requesting a special meeting hold the requisite stock ownership percent in a "net long position." A stockholder's "net long position" is the amount of Windstream shares of common stock in which the stockholder holds a positive (also known as "long") economic interest, reduced by the amount of Windstream shares of common stock which the stockholder holds a negative (also known as "short") economic interest. Taking into account the extent to which stockholders requesting a special meeting hedge their shares (or otherwise reduce or offset their economic exposure in their shares) and how long they have held those shares ensures that on balance, stockholders seeking to call a special meeting share the same economic interest in the Company as the majority of stockholders. Requiring that stockholders have held their shares for at least one year helps to ensure that their economic interest in the Company's affairs is more than

transitory.

Text and Legal Effect of Proposed Amendments. The proposed amendment to the Windstream Certificate would permit a special meeting to be called by the holders of record of at least 20% of Windstream's outstanding common stock, subject to the procedures and other requirements as provided in the Windstream Bylaws. Under the proposed amendments to the Windstream Bylaws, a special meeting may be called upon the request of stockholders under the following circumstances:

- Subject to the notice, information and other requirements set forth in the Windstream Bylaws, a special meeting of stockholders may be called upon receipt by Windstream's Corporate Secretary of a written request from one or more stockholders of record who have continuously held at least a 20% "net long position" of our outstanding common stock for at least one year prior to the date such request is delivered to Windstream's Corporate Secretary.
- Each written request must be signed by the requesting stockholder(s) and must include information concerning both the requesting stockholder(s) and the business proposed to be brought before the special meeting, similar in some respects to the information currently required by the Windstream Bylaws with respect to presenting stockholder business at annual meetings.
- Each requesting stockholder must also include documentary evidence as to whether such stockholder meets the ownership requirements discussed above.
- Requesting stockholders must update and supplement their requests so that the information previously provided to Windstream is true and correct as of the record date.
- The Board would be entitled to submit its own proposal or proposals for consideration at the special meeting.
- Upon receipt of a valid stockholder request to call a special meeting, the Windstream Board of Directors must set the meeting within 90 days.

The proposed amendments to the Windstream Bylaws also contain various exceptions and timing mechanisms that are intended to avoid the cost and disruption that would result from multiple stockholder meetings being held in a short time period and to prevent duplicative and unnecessary stockholder meetings. For example, Windstream will not be required to call a special meeting if the special meeting request relates to an item that is not a proper subject for stockholder action under applicable law or if the request is delivered during the period commencing 90 days prior to the first anniversary of the immediately preceding annual meeting and ending on the earlier of the next annual meeting or 30 days after the first anniversary of the immediately preceding annual meeting. If a requesting stockholder does not comply with the requirements and conditions provided for in the proposed amendments to the Windstream Bylaws, a special meeting request will be deemed ineffective and will not be accepted by the Company.

The summary of the proposed amendments to the Windstream Certificate and Windstream Bylaws set forth above is qualified in its entirety to the text of the proposed amendments, which are attached as Appendix A to this Proxy Statement. Additions of text to the Windstream Certificate and Windstream Bylaws contained in Appendix A are indicated by underlining and text that will be deleted is stricken through.

Vote Requirement. The affirmative vote of the holders of at least 66 2/3% of our outstanding common stock is required to approve the amendments to the Windstream Certificate proposed by this Proposal No. __. If this proposal is approved by stockholders, we intend to promptly file an appropriate amendment to the Windstream Certificate with the State of Delaware. The proposed corresponding amendments to the Windstream Bylaws will become effective if and when the proposed amendments to the Windstream Certificate become effective. If this proposal is not approved by stockholders, neither the amendment to the Windstream Certificate nor the corresponding amendments to the Windstream Bylaws will become effective and stockholders will not be permitted to request a special meeting of stockholders.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" PROPOSAL NO. __.

PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED "FOR" PROPOSAL NO. __ UNLESS STOCKHOLDERS SPECIFY A CONTRARY VOTE

Appendix A

PROPOSAL NO. __
AMENDMENT TO THE WINDSTREAM CERTIFICATE AND WINDSTREAM BYLAWS TO ENABLE STOCKHOLDERS TO CALL SPECIAL MEETINGS

Proposed Amendment to the Windstream Certificate

ARTICLE
Ten

For so long as any security of the Company is registered under Section 12 of the Securities Exchange Act of 1934: (i) the stockholders of the Corporation may not take any action by written consent in lieu of a meeting, and must take any actions at a duly called annual or special meeting of stockholders and the power of stockholders to consent in writing without a meeting is specifically denied; and (ii) special meetings of stockholders of the Corporation may be called only by (A) the Board of Directors pursuant to a resolution adopted by the affirmative vote of the majority of the total number of directors then in office or (B) holders of records of at least 20% aggregate of the outstanding capital stock of the Corporation, subject to the procedures and other requirements as provided in the Bylaws of the Corporation.

Corresponding Amendments to the Windstream Bylaws

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 1. Annual Meeting. An annual meeting of the stockholders shall be held on such date and at such time as shall be designated from time to time by the Board of Directors. At the annual meeting, stockholders shall elect Directors and transact such other business as properly may be brought before the annual meeting pursuant to Section 11 of ARTICLE II hereof.

Section 2. Special Meetings.

(a) Subject to this Section 2 of Article II, Sspecial meetings of the stockholders may only be called in the manner provided in ARTICLE TEN of the Amended and Restated Certificate of Incorporation of the Corporation (the "Certificate of Incorporation"). Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

(b) Subject to this Section 2(b) and other applicable provisions of these Bylaws, a special meeting of stockholders shall be called by the secretary of the Corporation upon the written request (each such request, a "Special Meeting Request" and such meeting, a "Stockholder Requested Special Meeting") of one or more stockholders of record of the Corporation that together have continuously held, for their own account or on behalf of others, beneficial ownership of at least a twenty percent (20%) aggregate "net long position" of the capital stock issued and outstanding (the "Requisite Percentage") for at least one year prior to the date such request is delivered to the Corporation (such period, the "One-Year Period"). For purposes of determining the Requisite Percentage, "net long position" shall be determined with respect to each requesting holder in accordance with the definition thereof set forth in Rule 14e-4 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the "Exchange Act"); provided that (x) for purposes of such definition, (A) "the date that a tender offer is first publicly announced or otherwise made known by the bidder to the holders of the security to be acquired" shall be the date of the relevant Special Meeting Request, (B) the "highest tender offer price or stated amount of the consideration offered for the subject security" shall refer to the closing sales price of capital stock on the NASDAQ Stock Market (or any successor thereto) on such date (or, if such date is not a trading day, the next succeeding trading day), (C) the "person whose securities are the subject of the offer" shall refer to the Corporation, and (D) a "subject security" shall refer to the outstanding capital stock; and (y) the net long position of such holder shall be reduced by the number of shares of capital stock as to which such holder does not, or will not, have the right to vote or direct the vote at the Stockholder Requested Special Meeting or

as to which such holder has, at any time during the One-Year Period, entered into any derivative or other agreement, arrangement or understanding that hedges or transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of such shares. Whether the requesting holders have complied with the requirements of this Section 2(b) and related provisions of these Bylaws shall be determined in good faith by the Board of Directors or its designees, which determination shall be conclusive and binding on the Corporation and the stockholders.

(c) In order for a Stockholder Requested Special Meeting to be called, one or more Special Meeting Requests must be signed by the Requisite Percentage of stockholders submitting such request and by each of the beneficial owners, if any, on whose behalf the Special Meeting Request is being made and must be delivered to the secretary of the Corporation. The Special Meeting Request(s) shall be delivered to the secretary at the principal executive offices of the Corporation by nationally recognized private overnight courier service, return receipt requested. Each Special Meeting Request shall (i) set forth a statement of the specific purpose(s) of the Stockholder Requested Special Meeting and the matters proposed to be acted on at it, (ii) bear the date of signature of each such stockholder signing the Special Meeting Request, (iii) set forth (A) the name and address, as they appear in the Corporation's books, of each stockholder signing such request and the beneficial owners, if any, on whose behalf such request is made and (B) the class or series and number of shares of capital stock of the Corporation that are, directly or indirectly, owned of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) by each such stockholder and the beneficial owners, if any, on whose behalf such request is made, (iv) set forth any material interest of each stockholder signing the Special Meeting Request in the business desired to be brought before the Stockholder Requested Special Meeting, (v) include documentary evidence that the stockholders requesting the special meeting own the Requisite Percentage as of the date on which the Special Meeting Request is delivered to the secretary of the Corporation; provided, however, that if the stockholders are not the beneficial owners of the shares constituting all or part of the Requisite Percentage, then to be valid, the Special Meeting Request must also include documentary evidence (or, if not simultaneously provided with the Special Meeting Request, such documentary evidence must be delivered to the secretary of the Corporation within ten (10) days after the date on which the Special Meeting Request is delivered to the secretary of the Corporation) that the beneficial owners on whose behalf the Special Meeting Request is made beneficially own such shares as of the date on which such Special Meeting Request is delivered to the secretary, (vi) an agreement by each of the stockholders requesting the special meeting and each beneficial owner, if any, on whose behalf the Special Meeting Request is being made to notify the Corporation promptly in the event of any decrease in the net long position held by such stockholder or beneficial owner following the delivery of such Special Meeting Request and prior to the Stockholder Requested Special Meeting and an acknowledgement that any such decrease shall be deemed to be a revocation of such Special Meeting Request by such stockholder or beneficial owner to the extent of such reduction, (vii) contain any other information that would be required to be provided by a stockholder seeking to bring an item of business before an annual meeting of stockholders pursuant to Article II, Section 11 of these Bylaws, and, (viii) if the purpose of the Stockholder Requested Special Meeting includes the election of one or more Directors, contain any other information that would be required to be set forth with respect to a proposed nominee pursuant to Article III, Section 4 of these Bylaws. Each stockholder making a Special Meeting Request and each beneficial owner, if any, on whose behalf the Special Meeting Request is being made is required to update such Special Meeting Request delivered pursuant to this Section 2 in accordance with the requirements of Article II, Section 11 and Article III, Section 4 of these Bylaws. Any requesting stockholder may revoke his, her or its Special Meeting Request at any time prior to the Stockholder Requested Special Meeting by written revocation delivered to the secretary of the Corporation at the principal executive offices of the Corporation. If at any time after sixty (60) days following the earliest dated Special Meeting Request, the unrevoked (whether by specific written revocation or by a reduction in the net long position held by such stockholder, as described above) valid Special Meeting Requests represent in the aggregate less than the Requisite Percentage, there shall be no requirement to hold a Stockholder Requested Special Meeting.

(d) In determining whether Special Meeting Requests have met the requirements of this Section 2, multiple Special Meeting Requests will be considered together only if (i) each Special Meeting Request identifies substantially the same purpose or purposes of the requested special meeting and substantially the same matters proposed to be acted on at the Stockholder Requested Special Meeting (in each case as determined in good faith by the Board), and (ii) such Special Meeting Requests have been delivered to the secretary within 60 days of the delivery to the secretary of the earliest dated Special Meeting Request relating to such item(s) of business.

(e) If none of the stockholders who submitted a Special Meeting Request appears or sends a qualified representative to present the item of business submitted by the stockholders for consideration at the Stockholder Requested Special Meeting, such item of business shall not be submitted for vote of the stockholders at such

Stockholder Requested Special Meeting, notwithstanding that proxies in respect of such vote may have been received by the Corporation or such stockholder(s).

(f) Except as provided in the next sentence, a Stockholder Requested Special Meeting shall be held at such date, time and place within or without the State of Delaware as may be fixed by the Board of Directors; provided, however, that the date of any such Stockholder Requested Special Meeting shall be not more than ninety (90) days after the date on which valid Special Meeting Request(s) constituting the Requisite Percent are delivered to the secretary of the Corporation (such date of delivery being the "Delivery Date"). Notwithstanding the foregoing, the secretary of the Corporation shall not be required to call a Stockholder Requested Special Meeting if (i) the Delivery Date is during the period commencing ninety (90) days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the earlier of (A) the date of the next annual meeting and (B) thirty (30) days after the first anniversary of the date of the immediately preceding annual meeting, or (ii) the Special Meeting Request(s) (A) relate to an item of business that is not a proper subject for action by the stockholders under applicable law; (B) were made in a manner that involved a violation of Regulation 14A under the Exchange Act or other applicable law or would cause the Corporation to violate any law; or (C) do not comply with the provisions of this Section 2. The procedures set forth in this Section 2 are the exclusive means by which items of business may be raised by stockholders at a Stockholder Requested Special Meeting.

(g) Written notice of a special meeting stating the place, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and the purpose or purposes for which the meeting is called shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. Any notice relating to a special meeting appropriately called pursuant to this Section 2 shall describe the item or items of business to be considered at such special meeting. Business transacted at any special meeting shall be limited to the matters identified in the Corporation's notice given pursuant to this Section 2; provided, however, that nothing herein shall prohibit the Board of Directors from including in such notice and submitting to the stockholders additional matters to be considered at any Stockholder Requested Special Meeting.

Section 3. Place of Meetings. The Board of Directors may designate any place, either within or without the State of Delaware, as the place of meeting for any annual meeting or for any special meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal executive office of the Corporation.

Section 4. Notice. Whenever stockholders are required or permitted to take action at a meeting, written or printed notice, or notice by electronic transmission, stating the place, if any, date, time, if applicable, the means of remote communications and, in the case of special meetings, the purpose or purposes, of such meeting, shall be given to each stockholder entitled to vote at such meeting not less than 10 nor more than 60 days before the date of the meeting. All such notices shall be delivered, either personally or by mail or, as provided below, by means of electronic transmission, by or at the direction of the Board of Directors, the chairman of the board, the president or the secretary. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to a stockholder given by the Corporation may be given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Notice shall be deemed to be delivered if mailed when deposited in the United States mail, postage prepaid, addressed to the stockholder at his, her or its address as the same appears on the records of the Corporation. Notice given by electronic transmission shall be deemed to be delivered (i) if by facsimile, when directed to a number at which the stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and (iv) by any other form of electronic transmission, when directed to the stockholder. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. For purposes of these Bylaws, "electronic transmission" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Section 5. Stockholders List. The officer having charge of the stock ledger of the Corporation shall make, at least 10 days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at such meeting

arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder; provided, that the Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting, either (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of meeting or (ii) during ordinary business hours at the principal place of business of the Corporation. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 6. Quorum. The holders of a majority of the outstanding shares of capital stock entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders, except as otherwise provided by the General Corporation Law of the State of Delaware or by the Certificate of Incorporation. If a quorum is not present, the holders of a majority of the shares present in person or represented by proxy at the meeting, and entitled to vote at the meeting, may adjourn the meeting to another time and/or place. When a specified item of business requires a vote by a class or series (if the Corporation shall then have outstanding shares of more than one class or series) voting as a class or series, the holders of a majority of the shares of such class or series shall constitute a quorum (as to such class or series) for the transaction of such item of business.

Section 7. Adjourned Meetings. When a meeting is adjourned to another time and place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 8. Vote Required. When a quorum is present at any meeting, the affirmative vote of a majority of votes cast on a subject matter at such meeting shall be the act of the stockholders on such matter, unless (i) by express provisions of an applicable law or of the Certificate of Incorporation a different vote is required, in which case such express provision shall govern and control the decision of such question, or (ii) the subject matter is the election of Directors, in which case Section 2 of ARTICLE III hereof shall govern and control the approval of such subject matter.

Section 9. Voting Rights. Except as otherwise provided by the General Corporation Law of the State of Delaware, the Certificate of Incorporation or these Bylaws, every stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of capital stock held by such stockholder.

Section 10. Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him or her by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. Any proxy is suspended when the person executing the proxy is present at a meeting of stockholders and elects to vote, except that when such proxy is coupled with an interest and the fact of the interest appears on the face of the proxy, the agent named in the proxy shall have all voting and other rights referred to in the proxy, notwithstanding the presence of the person executing the proxy. At each meeting of the stockholders, and before any voting commences, all proxies filed at or before the meeting shall be submitted to and examined by the secretary or a person designated by the secretary, and no shares may be represented or voted under a proxy that has been found to be invalid or irregular.

Section 11. Business Brought Before an Annual Meeting.

(a) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (ii) brought before the meeting by or at the direction of the Board of Directors or (iii) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a

stockholder, such proposed business, other than the nominations of persons for election to the Board of Directors, must constitute a proper matter for stockholder actions, and the stockholder must have given timely notice thereof in writing to the secretary of the Corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting of stockholders is called for a date that is not within 25 days before or after such anniversary date, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the date on which notice of the date of the annual meeting was mailed or public announcement of such date was made, whichever occurs first. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above. A stockholder's notice to the secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the text of the proposal or business, (ii) the reason for conducting such business and any material interest of the stockholder and any Stockholder Associated Person (as defined below), individually or in the aggregate, including any anticipated benefit to the stockholder or Stockholder Associated Person therefrom, (iii) the name and address, as they appear on the Corporation's books, of the stockholder proposing such business and of any Stockholder Associated Person, (iv) the class and number of shares of the Corporation which are beneficially owned by the stockholder and by any Stockholder Associated Person, (vi) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business, (vi) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to approve or adopt the proposal and/or (b) otherwise to solicit proxies from stockholders in support of such proposal, and (vii) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares) has been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, such stockholder or any such Stockholder Associated Person with respect to any share of stock of the Corporation.

(b) For purposes of this Section 11, "Stockholder Associated Person" of any stockholder shall mean (i) any person directly or indirectly controlling, controlled by or under common control with, or directly or indirectly acting in concert with, such stockholder and (ii) any beneficial owner of shares of stock of the Corporation owned of record or otherwise by such stockholder.

(c) Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in this section. The presiding officer of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of this section; if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted. For purposes of this section, "public announcement" shall mean disclosure in a press release reported by Dow Jones News Service, Associated Press or a comparable national news service. Nothing in this section shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 promulgated under the ~~Securities~~ Exchange Act ~~of 1934 (the "Exchange Act")~~.

~~(d) Except for proposals properly made in accordance with Rule 14a-8 promulgated under the Exchange Act, and included in the notice of meeting given by or at the direction of the Board of Directors, clause (a) of this Section 11 shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. Stockholders shall not be permitted to propose business to be brought before a special meeting of the stockholders (other than pursuant to a Special Meeting Request in accordance with the requirements set forth in Article II, Section 2), and the only matters that may be brought before a special meeting are the matters specified in the Corporation's notice of meeting. Stockholders seeking to nominate persons for election to the Board of Directors must comply with Article III, Section 4 of these Bylaws.~~